Exhibit 11.0

LINCOLN PARK BANCORP AND SUBSIDIARY
STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2007
	(In thousands, except for per share amounts)

Income (loss) available to common stockholders	$(2)	$35

Weighted average shares outstanding	1,768	1,788

Basic earnings (loss) per share	$-	$0.02

Income (loss) for diluted earnings (loss) per share	$(2)	$35

Total weighted average common shares and equivalents
outstanding for diluted computation	1,768	1,789

Diluted earnings (loss) per share	$-	$0.02